July 27, 2006	Philip T. Colton
(612) 604-6729
pcolton@winthrop.com
VIA EDGAR and FEDERAL EXPRESS
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

RE:	Navarre Corporation
Registration Statement on Form S-1/A
Filed on June 27, 2006
File No. 333-133280
Ladies and Gentlemen:
On behalf of Navarre Corporation (“Navarre”), a Minnesota corporation, we are providing an EDGAR transmission of Amendment No. 2 to the above-referenced Registration Statement on Form S-1 pursuant to the Securities Act of 1933, as amended. We are also responding to the comments presented in a letter from Mr. Adam Halper dated July 24, 2006. For the Staff’s convenience, each of our Responses is preceded by the related Staff Comment.
Also enclosed is the Company’s request for acceleration for today, July 27, 2006 at 3:45 p.m. Washington, D.C. time, or as soon thereafter as practicable.
Form S-1
Risk Factors
Any material weakness or significant deficiency in our internal controls..., page 17

Comment 1.	We reissue comment 1 of our letter dated May 10, 2006. As currently drafted, your disclosure focuses on the possibility of identifying material weaknesses in your controls and procedures in the future. In light of your history of material weaknesses in the fiscal year ended 2005 and first two quarters of 2006, we believe that it is material to a potential investor that you experienced (and remediated) such issues in the recent past. Please revise to provide the requested disclosure in your risk factors or provide a detailed analysis as to why such disclosure is not required.

We also note your response to our concerns over changes to your internal controls during the quarter ended December 31, 2005. Please provide us with additional information on the issue, including the date the material weakness was remediated.

Securities and Exchange Commission
July 27, 2005

Response 1.	We have rewritten this risk factor to provide as follows in Amendment No. 2:

Any material weakness or significant deficiency in our internal controls may adversely affect our ability to report our financial results on a timely and accurate basis.

Section 404 of the Sarbanes-Oxley Act of 2002 requires that companies evaluate and report on their internal control structure and procedures over financial reporting. In addition, our independent auditors must report on management’s evaluation as well as evaluate our internal control structure and procedures. As we disclosed in our “Management’s Report on Internal Control over Financial Reporting” set forth in Part II, Item 9A “Controls and Procedures” of our Annual Report on Form 10-K for the period ended March 31, 2005 and our discussion of “Internal Control over Financial Reporting” set forth in Part I, Item 4 “Controls and Procedures” of our quarterly filings on Form 10-Q and 10-Q/A for the periods ended June 30, 2005 and September 30, 2005, we concluded that our internal controls over financial reporting were not effective based on applicable evaluation criteria as of the end of these periods as a result of our identification of “material weaknesses” (as defined by the Public Company Accounting Oversight Board in its Auditing Standard No. 2, “An Audit of Internal Control over Financial Reporting Performed in Conjunction with an Audit of Financial Statements”). These material weaknesses related to the Company not maintaining effective controls over the accounting for certain compensation and severance arrangements, not maintaining effective controls over the accounting for income taxes and not maintaining effective controls over the identification and determination of appropriate accounting treatment for certain business relationships it had with entities that were variable interest entities under Financial Accounting Standards Board Interpretation Number 46 (revised December 2003), Consolidation of Variable Interest Entities (FIN 46(R)). Although the Company believes it has remediated the stated material weaknesses in internal controls over financial reporting and strengthened its controls and procedures, if any of these efforts prove ineffective or if any additional material weaknesses are identified in the future, we may not be able to address these issues in a timely or efficient manner and our ability to report our financial results on a timely and accurate basis may be adversely affected.

In further response to your question regarding the discussion in our Form 10-Q for the quarter ended December 31, 2005 regarding internal controls and procedures we note the following. During the quarter ended September 30,

Securities and Exchange Commission
July 27, 2005

2005, the Company noted that it strengthened certain controls and procedures as it related to the identification and determination of appropriate accounting treatment for certain business relationships it has with other entities that could be variable interest entities under U.S. GAAP. However, the effect of these changes and thus, the remediation itself occurred during the third quarter ended December 31, 2005. Upon filing the Form 10-Q for the quarter ended December 31, 2005, the Company specifically raised the controls disclosure issue since there were delayed filings and restatements. The Company was specifically advised that due to the fact that the material weakness relating to variable interest entities (VIEs) identified in a previous period (second quarter ended September 30, 2005) had been remediated and thus no longer existed, that the Company’s disclosure in Item 4 “Controls and Procedures” was appropriate.

The Company acknowledges that changes may have been made during the quarter at issue but understands following conversation with the Staff that no amendment will be required to the Form 10-Q at issue given the particular facts and circumstances and other filings.*

Management

Executive Compensation, page 49

Comment 2.	We will orally convey our concerns on your response to comment 3 of our letter dated May 10, 2006.

Response 2.	Please see the revised Summary Compensation table for the following requested changes: a) the amounts of forgiveness of principal and interest on a Company loan to Mr. Paulson, the Company’s Chairman and Chief Executive Officer, have been moved from the “All Other Compensation” column to be included in the “Salary” column figures; and b) the amounts Mr. Paulson earned pursuant to the deferred, incentive-based portion of his employment agreement have been moved from the “All Other Compensation” column to be included in the “Bonus” column figures.
Enclosed with this letter sent via Federal Express are three marked copies of Amendment No. 2 to Registration Statement on Form S-1 showing the changes made and which will be filed with the Securities and Exchange Commission.

     * We note that this paragraph differs from the draft response letter faxed to the Staff on July 26, which did not specifically acknowledge changes in the relevant quarter and submitted that amendment of the Form 10-Q at issue, provided no additional material information to an investor at this time.

Securities and Exchange Commission
July 27, 2005

If you have any questions in connection with the filing, please contact the undersigned at (612) 604-6729.
Very truly yours,
WINTHROP & WEINSTINE, P.A.

 /s/ Philip T. Colton
Philip T. Colton
PTC/aks/Enclosures
2858389v2

cc:	Navarre Corporation (w/o encl.)
Ernst & Young LLP (w/o encl.)
Grant Thornton LLP (w/o encl.)
Adam Halper (w/encl.)